Exhibit 4.8

Execution version

SHAREHOLDERS AND OPTION AGREEMENT

OF

ALIZÉ PHARMA SAS

December 19, 2017

ALIZÉ PHARMA SAS
SHAREHOLDERS AND OPTION AGREEMENT

This SHAREHOLDERS AND OPTION AGREEMENT (the “Agreement”), dated as of December 19, 2017 is by and between MILLENDO THERAPEUTICS, INC., a Delaware corporation(together with its successors or assigns that hold Shares, the “Majority Shareholder”), and OTONNALE SAS, a French société par actions simplifiée, whose registered office is located at 15 Chemin du Saquin, Espace Europen, Bät G, 69130 Ecully, France, registered under number 539 195 438 with the Lyon Trade and Companies Register (together with its successors or assigns that hold Shares, the “Minority Shareholder”), in the presence of ALIZÉ PHARMA, a French société par actions simplifiée, whose registered office is located at 15, Chemin du Saquin, Espace Européen, 69130 Ecully, France, registered under number 497 575 621 with the Lyon Trade and Companies Register (the “Company”).  Each of the Majority Shareholder and the Minority Shareholder are sometimes referred to herein as a “Shareholder” and, collectively, as the “Shareholders”.  The Company and the Shareholders are sometimes referred to herein as a “Party” and, collectively, as the “Parties”.  The definitions of certain capitalized terms used herein are set forth in Section 8.

RECITALS

WHEREAS, as at the date hereof: (i) Majority Shareholder owns 184,648 Shares in the Company (the “Majority Shareholder Shares”) and (ii) Minority Shareholder owns 36,302 Shares in the Company (the “Minority Shareholder Shares”), the Majority Shareholder Shares and Minority Shareholder Shares represent, together, 100% of the share capital and voting right (on non-diluted basis) of the Company as at the date hereof.

WHEREAS, the Company and the Shareholders desire to enter into this Agreement to provide for certain matters with respect to the ownership and transfer by the Shareholders of Shares owned as of the date hereof or hereafter acquired by the Shareholders.

NOW, THEREFORE, in consideration of the foregoing, and the mutual agreements set forth herein and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

SECTION 1.                         MANAGEMENT ARRANGEMENTS; AND APPROVAL FOR CERTAIN ACTIONS

(a)                                         President.  The Shareholders (severally and not jointly (conjointement et non solidairement)), within their respective powers and capacity as holders of Shares and, as the case may be, officer (mandataire social) of the Company, and the Company shall take all Necessary Actions to cause:

(i)                         the President of the Company to be designated among the candidate(s) selected by the Majority Shareholder; provided that the first President as from the date hereof shall be the Majority Shareholder represented by Ms Julia C. Owens; and

(ii)                      the President of the Company to be appointed as may be required from time to time by the Majority Shareholder in compliance with this Section 1(a) as well as applicable law and the Bylaws.

(b)                                Day-to-Day Management.  Subject to authority granted to the shareholders of the Company under mandatory French laws and the Bylaws, the President shall be responsible for the overall direction and control of the management of the Company and the formulation of the policies to be applied in the conduct of the Company’s business in compliance with applicable laws and the Bylaws. Subject to mandatory applicable laws and the Bylaws Management of the Company will manage the day-to-day operations of the Company in accordance with the authority of the President.

SECTION 2.                         MINORITY SHAREHOLDER PROXY.

The shareholders undertake and agree that, until the Call Option Expiration Date:

(a)                                Minority Shareholder and Majority Shareholder undertake to consult each other in order to find a mutual position prior to any shareholders’ meeting of the Company for all items on the agenda of the meeting and shall use their best efforts in order to reach a mutual position.

(b)                                Notwithstanding the foregoing, the Minority Shareholder undertakes to vote in the same way as the Majority Shareholder as regards all items on the agenda of each shareholders’ meetings of the Company, except when the decision submitted to the shareholders’ meeting vote: (i) is related to the changing of the form of the Company into a partnership (French société en nom collectif) or transformation of the Company into a société en commandite simple or into a société en commandite par actions), (ii) is contrary to the best corporate interest (intérêt social) of the Company, (iii) is related to the removal of a corporate officer of the Company, (iv) would result in a breach by Minority Shareholder of any applicable laws or the Bylaws, (v) would result in any increase of its commitments (augmentation des engagements) in the Company.

(c)                                 When unanimous consent of all shareholders of the Company is required at a shareholders’ meeting of the Company, Minority Shareholder moreover undertakes to attend such meeting or to grant appropriate voting power to Majority Shareholder, whatever the means used to convene such meeting (physical shareholders’ meeting, unanimous written deed or consultation in writing).

SECTION 3.                         TRANSFERS

(a)                                Transfer Restrictions.  The Minority Shareholder shall not Transfer any Shares between the execution date hereof and the Call Option Expiration Date, except for Transfers approved in writing by the Majority Shareholder or for purposes of completion of the Put Option or Call Option set forth in Section 4 below.

(b)                                Other Restrictions on Transfers.  In addition to the restrictions set forth above, any Transfer of Shares by the Minority Shareholder to a transferee, other than pursuant to the Put Option or Call Option set forth in Section 4 below or as otherwise permitted by the Majority Shareholder, shall be permitted only if the transferee shall agree in writing to be bound by, and comply with, the terms and conditions of this Agreement by executing an adherence act in the form attached as Exhibit A hereto.  Upon the execution of the adherence act in the form attached as Exhibit A hereto, such transferee shall be deemed to be a Minority Shareholder pursuant to this Agreement and references to “Minority Shareholder” shall be deemed to be references to all “Minority Shareholders”.

SECTION 4.                         OPTIONS (PROMESSES)

The Shareholders undertake and agree that the exercise of the Put Option and Call Option pursuant to this Section 4 shall be subject to Majority Shareholder having sufficient funding (by any means, including, but not limited to, as a result of one or more capital increases, shareholders’ loans or bank financing or reallocation of existing capital) representing an amount at least equal to the Cash Consideration by November 30, 2018 at the latest (the “Financing Condition”).

For purposes of this Section 4, the Majority Shareholder shall notify to Minority Shareholder by November 30, 2018 at the latest that it has satisfied the Financing Condition.

4.1. Put Option

(a)                                                                                                         Subject to the terms and conditions set out in the Agreement and satisfaction of the Financing Condition, upon request by Minority Shareholder, Majority Shareholder hereby unconditionally and irrevocably undertakes to acquire from Minority Shareholder pursuant to Section 4.4, the then all outstanding Shares held by the Minority Shareholder (the “Put Option”). The Put Option may only be exercised with respect to all (and not a portion of) the Shares.

(b)                                                                                                         The Put Option may be exercised only once, by means of a notification (the “Put Option Exercise Notice”) sent by Minority Shareholder to Majority Shareholder, at any time during the Put Option Exercise Period.

(c)                                                                                                          The Put Option will automatically become null and void as at the Put Option Expiration Date if Minority Shareholder does not exercise it during the Put Option Exercise Period.

(d)                                                                                                         Minority Shareholder accepts the benefit of the Put Option, as an option only, without however undertaking to sell the Shares, until Minority Shareholder serves the Put Option Exercise Notice within the Put Option Exercise Period.

4.2. Call Option

(a)                                 Subject to the terms and conditions set out in the Agreement and satisfaction of the Financing Condition, if the Minority Shareholder does not deliver the Put Option Exercise Notice during the Put Option Exercise Period, upon request by Majority Shareholder, Minority Shareholder hereby unconditionally and irrevocably undertakes to sale or contribute, as applicable, to Majority Shareholder pursuant to Section 4.4, all its then outstanding Shares (the “Call Option”). The Call Option may only be exercised with respect to all (and not a portion of) the Shares.

(b)                                 The Call Option may be exercised only once, by means of a notification (the “Call Option Exercise Notice” and together with the Put Option Exercise Notice, the “Exercise Notice”)) sent by Majority Shareholder to Minority Shareholder, at any time during the Call Option Exercise Period.

(c)                                  The Call Option will automatically become null and void as at the Call Option Expiration Date if Majority Shareholder does not exercise it during the Call Option Exercise Period.

(d)                                 Majority Shareholder accepts the benefit of the Call Option, as an option only, without however undertaking to acquire the Shares until Majority Shareholder serves the Call Option Exercise Notice within the Call Option Exercise Period.

4.3. Accelerated of Call Option

Notwithstanding the foregoing, in case of a Triggering Sale between the date of execution hereof and December 31, 2018, the Call Option shall be accelerated so that Majority Shareholder may acquire all outstanding Shares of the Minority Shareholder immediately prior to completion of the relevant Triggering Sale and Sections 4.2 and 4.4 shall apply mutatis mutandis except for the Call Option Exercise Period which shall start on the execution date hereof and end on December 31, 2018; provided, however, that, in case the relevant acquirer is a private company and the consideration to be paid by such acquirer to the Shareholders in the relevant Triggering Sale consists solely of new shares of such acquirer, then Majority Shareholder shall use its reasonable commercial efforts to postpone the completion date of the relevant Triggering Sale until after December 1st, 2018.

4.4. Transfer of Shares in case of exercise of the Call or Put Option

(a)                        In case of exercise of the Put Option pursuant to the Section 4.1 or of the Call Option pursuant to Section 4.2 (or 4.3, as applicable), the Minority Shareholder shall: (i) sell (céder) 3,030 Shares (or in case Minority Shareholder has transferred or received any Shares after the execution date hereof, 9% of the Shares then held by the Minority Shareholder) (the “Otonnale Sale”) to Majority Shareholder which will pay in cash an amount equal to €699,735.34 (or in case Minority Shareholder has transferred or received any Shares after the execution date hereof, €230.93 per Share then held by the Minority Shareholder) (the “Cash Consideration”) to Minority Shareholder in remuneration therefor; and (ii) contribute in kind (apporter en nature) 33,272 Shares (or in case Minority Shareholder has transferred or received any Shares after the execution date hereof, 91% of the Shares then held by the Minority Shareholder) (the “Otonnale Contribution”) to Majority Shareholder in exchange for shares of Majority Shareholder Capital Stock equal to the amounts provided for in the Contribution Agreement and as set forth in the Consideration Certificate delivered pursuant thereto (the “Share Consideration”), or such corresponding aggregate number of shares of Majority Shareholder Common Stock in case of conversion of the Majority Shareholder Class Common-1 Stock, Majority Shareholder Series A-1 Preferred Stock and Majority Shareholder Series B-1 Preferred Stock into Majority Shareholder Common Stock before the Otonnale Closing pursuant to the Majority Shareholder Certificate of Incorporation. For the avoidance of doubt, the Share Consideration shall not be subject to adjustment for any dividends, splits, reverse splits, combinations, recapitalizations, and the like, in each case, of the Company, occurring after the date hereof;

(b)                       Procedural Requirements.  In case of exercise of the Put Option pursuant to the Section 4.1 or of the Call Option pursuant to Section 4.2 (or 4.3, as applicable), the applicable Exercise Notice to be sent by the Minority Shareholder or Majority Shareholder shall specify the expected effective date (the “Effective Date”) of the contribution and sale of the Shares pursuant to this Section 4; provided, that, in the case of the Put Option Exercise Notice, such date shall be at least five (5) Business Days after the date on which the Put Option Exercise Notice is sent and on or prior to December 31, 2018.  In the case of the Call Option Exercise Notice, the Effective Date should be within the Call Option Exercise Period. As at such Effective Date: (i) the Minority Shareholder and its transferees (if any) shall deliver to the Company, at the place designated in such notice, the duly executed stock transfer forms (ordres de mouvement de titres) reflecting the Otonnale Contribution and Otonnale Sale, and (ii) the Majority Shareholder shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of the Share Consideration issuable on such contribution in accordance with the provisions hereof, and pay cash as provided in Section 1.11 of the Contribution Agreement in lieu of any fraction of a share of Share Consideration otherwise issuable upon such contribution, and (b) pay the Cash Consideration by wire transfer in immediately available funds to the bank account so notified by Minority Shareholders. The Company shall update the stock transfer books as soon as the Otonnale Contribution and Otonnale Sale are completed, to reflect such completion in favor of the Majority Shareholder.

In a situation where Majority Shareholder has validly exercised its Call Option on the Shares pursuant to the provisions of Section 4.2 or 4.3, as applicable, yet where Minority Shareholder has defaulted in the execution of his obligations hereunder, the Majority Shareholder shall (a) issue and deliver to Minority Shareholder or to his, her or its nominees, a certificate or certificates for the number of full shares of the Share Consideration issuable on such contribution in accordance with the provisions hereof and (b) deposit in escrow at the Escrow: (x) the cash amount as provided in Section 1.11 of the Contribution Agreement in lieu of any fraction of a share of Share Consideration otherwise issuable upon such contribution, (y) the certificate or certificates for the number of full shares of the Share Consideration issued on such contribution in accordance with the provisions hereof and (z) the Cash Consideration; and remittance to the Company of a copy of the above certificate and of the exercise notice specified in Section 4.2(b), together with a receipt from the Escrow, shall be deemed a duly executed transfer order and shall cause the Company, which the Company hereby accepts, to register the corresponding transfer of Shares in the shareholders registry (registre des mouvements de titres) and the relevant individual shareholders’ accounts. As per article R. 228-10 of the French commercial code, the date of transfer of ownership of the Shares would be deemed set by the Shareholders on the date of receipt by the Company of a copy of the Call Option Exercise Notice.

SECTION 5.                         OTHER COVENANTS

(a)     Dividends. In case of exercise of the Put Option pursuant to the Section 4.1 or of the Call Option pursuant to Section 4.2 (or 4.3, as applicable), Minority Shareholder hereby expressly and irrevocably waives any and all rights it may have to receive any dividend or distribution of any sort from the Company with regard to the financial year which will end on December 31, 2018. The Minority Shareholder acknowledges the fact that such waiver is limited in time. The Majority Shareholder acknowledges the fact that such waiver is subject to exercise of the Put Option pursuant to the Section 4.1 or of the Call Option pursuant to Section 4.2 (or 4.3, as applicable).

(b) Majority Shareholder Investment Documents.  The Minority Shareholder acknowledges and agrees that following the Otonnale Contribution and Otonnale Sale, the Majority Shareholder Capital Stock received in exchange therefor shall be subject to the rights and obligations of the Minority Shareholder under the Majority Shareholder Investors’ Rights Agreement, the Majority Shareholder Voting Agreement and the Majority Shareholder ROFR Agreement.

SECTION 6.                         MISCELLANEOUS

(a)               Successors, Assigns and Transferees.  Except as otherwise permitted by the provisions on Transfer in Section 3, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party, in whole or in part (whether by operation of law, stock sale, merger, consolidation or otherwise), without the prior written consent of the Parties, and any attempt to make such assignment without such written consent shall be null and void; provided, that the Majority Shareholder may assign the rights, interests and obligations hereunder in connection with any Transfer of Shares by the Majority Shareholder without the consent of any other Parties.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, heirs, legatees, successors, and permitted assigns and shall also apply to any Shares acquired by Shareholders after the date hereof.

(b)               Competitive Opportunity.  Notwithstanding anything to the contrary in this Agreement, the Company and each Party (other than the Majority Shareholder) (i) acknowledges and affirms that the Majority Shareholder and its Affiliates, employees, directors, partners and members, including, as the case may be, any member of the Board appointed by the Majority Shareholder and, as the case may be, any Board observer (collectively, the “Majority Group”) (x) have participated (directly or indirectly) and will continue to participate (directly or indirectly) in various other business activities (“Other Majority Business Activities”), including Other Majority Business Activities engaged in various aspects of businesses similar to those engaged in by the Company and its Subsidiaries that may, are or will be competitive with the Company’s or any of its Subsidiaries’ businesses or that could be suitable for the Company’s or any of its Subsidiaries’ interests, (y) may develop or become aware of business opportunities for Other Majority Business Activities; and (z) may or will, as a result of the nature of the Majority Group’s businesses and other factors, have conflicts of interest or potential conflicts of interest, (ii) hereby renounces and disclaims any interest or expectancy in any business opportunity (including any Other Majority Business Activities or any other opportunities that may arise in connection with the circumstances described in the foregoing clauses (x) — (z) (collectively, the “Renounced Majority Business Opportunities”)), and (iii) acknowledges and affirms that no member of Majority Group, including any member of the Board appointed by the Majority Shareholder or any Board observer, shall have any obligation to communicate or offer any Renounced Majority Business Opportunity to the Company or any of its Subsidiaries or any other Party, and any member of Majority Group may pursue any Renounced Majority Business Opportunity.

(c)                Specific Performance.  The Parties acknowledge that, pursuant to the terms of this Agreement, they are bound by certain undertakings to Transfer Shares. As a consequence, and in accordance with article 1124 of the French civil code, each Party acknowledges that in case of any withdrawal or non-performance of a Transfer subsequent to the exercise of an option or an undertaking to Transfer Shares, it will not prevent the underlying agreement to be valid.

Each Party acknowledges that, accordingly, (i) the beneficiary of any option or right shall, in any case, be entitled to pursue specific performance (exécution forcée) without prejudice to any additional compensation (dommages et intérêt complémentaires) and (ii) by exception to article 1221 of the French civil code, there exists no physical, legal nor moral obstacle that would prevent such specific performance (exécution forcée) to take place and (iii) each Party may in any case be entitled to pursue specific performance (exécution forcée) even if an obvious disproportion between the cost of the performance of its obligation for the debtor and the interest of the beneficiary (for the purpose of article 1221 of the French civil code) would result from such specific performance (exécution forcée).

(d)               Hardship. Each Party agrees, in accordance with article 1195 of the French Civil Code, to assume the risk of a change of circumstances unforeseeable at the date hereof rendering the performance of the obligations stipulated therein excessively onerous, and irrevocably waives the benefit of the aforementioned article 1195 and all rights provided for in that article. Consequently, each Party agrees to bear all the consequences which would arise from a situation d’imprévision within the meaning of that article.

(e)                Governing Law.  This Agreement (and any claim or controversy arising out of or relating to Agreement) shall be governed by and construed in accordance with the laws of France, excluding its conflicts of law principles.

(f)                 Dispute Resolution.  All disputes arising out of or relating to this Agreement, including any question regarding its existence, validity or termination, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Arbitration Rules”).

(b)              The seat, or legal place, of arbitration shall be London, United Kingdom, and the language of the arbitration shall be English. The arbitral tribunal shall be comprised of three arbitrators; each party shall nominate one arbitrator and the two party-nominated arbitrators shall jointly nominate the third arbitrator, who shall serve as the presiding arbitrator, within 30 days of the second arbitrator’s appointment.   Judgment on the award may be entered in any court of competent jurisdiction.

(c)               The existence and content of the arbitral proceedings and any rulings or award, including but not limited to testimony and documents exchanged, produced, or created by the Parties shall be confidential and shall not be disclosed to third parties except for (a) a Party’s direct and indirect parents and their direct and indirect subsidiaries, (b) third parties who have a need to know (e.g., legal counsel, accountants, witnesses, experts, etc.), and (c) third parties to whom disclosure is legally required (e.g., governmental authorities, etc.), or (d) to the extent that disclosure is required to protect or pursue a legal right, or to enforce or challenge an award in bona fide legal proceedings before a state court or other judicial authority.

(d)              Notwithstanding anything to the contrary in this Agreement, either Party may apply to any court having jurisdiction for interim injunctive relief (including a temporary restraining order or preliminary injunction) or any other provisional or interim measure to protect a Party’s interests or preserve the status quo during the pendency of a dispute between the Parties.

(g)                Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(h)               Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon receipt if delivered personally, (b) when transmitted if telecopied or via electronic mail if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid) or (c) on the first Business Day following dispatch if sent by an internationally recognized overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(i)

if to the Company, addressed to it at:

ALIZÉ PHARMA SAS
15, Chemin du Saquin
Espace Européen
69130 Ecully
France
Attn: Julia Owens | Jeff Brinza
E-Mail: owens@millendo.com | brinza@millendo.com

with a copy (which shall not constitute notice) to:

Cooley LLP
500 Boylston Street
Boston, MA 02116
Email: mvega@cooley.com | dbartholomew@cooley.com
Attn: Miguel Vega | David Bartholomew

if to the Majority Shareholder, addressed as follows:

Millendo Therapeutics, Inc.
301 N. Main St, Suite 100
Ann Arbor, MI 48104
Attn: Julia Owens | Jeff Brinza
E-Mail: owens@millendo.com | brinza@millendo.com

with a copy (which shall not constitute notice) to:

Cooley LLP
500 Boylston Street
Boston, MA 02116
Email: mvega@cooley.com | dbartholomew@cooley.com
Fax: (617) 937-2400
Attn: Miguel Vega | David Bartholomew

if to the Minority Shareholder:

OTONNALE SAS
15 Chemin du Saquin
Espace Europen
Bät G, 69130 Ecully
France
Telephone: +33.4.37.49.87.20
Email: gilles.alberici@octalfa.eu

Attn: Gilles Alberici

with a copy (which shall not constitute notice) to:

Jones Day
2 Rue Saint-Florentin,
75001 Paris, France
Attn: Geoffroy Pineau-Valencienne
Telephone: +33.1.56.59.39.39
Fax: +33.1.56.59.39.38
E-Mail: gpineauvalencienne@jonesday.com

and

Akléa
29 rue de Bonnel
69442 Lyon Cedex 3 - France
Attn: Gilles BAZAILLE
Telephone: +33 4 72 44 44 44
Fax: +33 4 72 44 44 45
E-Mail: GBazaille@aklea.fr

(i)                            Recapitalization, Exchange, Etc. Affecting the Company’s Shares.  The provisions of this Agreement shall apply, to the full extent set forth herein, with respect to any and all Shares of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets, conversion to a corporation or otherwise) that may be issued in respect of, in exchange for, or in substitution of, the Shares and, other than with respect to the Share Consideration, shall be appropriately adjusted for any dividends, splits, reverse splits, combinations, recapitalizations, and the like occurring after the date hereof.

(j)                           Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid, void or unenforceable term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court making such determination shall have the power to and shall, subject to the discretion of such court, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

(k)                                  Amendment.  This Agreement may be amended, modified or extended, and the terms, conditions and provisions hereof may be waived, only by a written agreement approved by each Party.  At any time hereafter, Persons acquiring Shares in compliance with the provisions of this Agreement may be made Parties hereto by executing a signature page in the form attached as Exhibit A hereto, which signature page shall be countersigned by the Company and each other Party hereto and shall be attached to this Agreement and become a part hereof without any further action of any other Party hereto.

(l)                                      Tax Withholding.  The Company or the Majority Shareholder, as applicable, shall be entitled to require payment in cash or deduction from any amounts payable to any Shareholder of any sums required by federal, state, local or non-U.S. tax law to be withheld with respect to the contribution, issuance, vesting, exercise, repurchase or cancellation of any Shares or with respect to any distribution made with respect to any Shares.

(m)                              Transfer Taxes.  Majority Shareholder shall bear and pay, and shall reimburse any relevant party hereto for, any sales taxes, transfer taxes, stamp taxes, excise taxes, documentary charges, or similar taxes or duties (if any) that may become payable in connection with the contribution and sale of Shares by Minority Shareholder as contemplated herein (including, the French registration duties (droits d’enregistrement) due as a result of the Otonnale Sale).

(n)                                  Integration.  This Agreement, the Bylaws and the Contribution Agreement constitute the entire agreement among the Parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.  To the extent of any conflict between the terms of this Agreement and the Contribution Agreement, the Contribution Agreement will control.

(o)                                  Further Assurances.  In connection with this Agreement and the transactions contemplated thereby, each Shareholder shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and such transactions.

(p)                                  No Strict Construction.  This Agreement shall be deemed to be collectively prepared by the Parties, and no ambiguity herein shall be construed for or against any Party based upon the identity of the author of this Agreement or any provision hereof.

(q)                                  No Third Party Beneficiaries.  Neither this Agreement, nor any provision contained herein, shall create a third-party beneficiary relationship or otherwise confer any right, entitlement or benefit upon any Person other than the Parties to this Agreement and their permitted assigns.

(r)                                     No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement, the Company and each Shareholder covenant, agree and acknowledge that no recourse under this Agreement or any document or instrument delivered in connection with this Agreement shall be had against any current or future director, officer, employee, agent, general or limited partner or member of any Shareholder or any Affiliate or assignee thereof, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly acknowledged that no personal liability whatsoever shall attach to, be imposed upon or otherwise be incurred by any current or future director, officer, employee, agent, general or limited partner or member of any Shareholder or any Affiliate or assignee thereof, as such, for any obligation of any Shareholder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(s)                                    Duration. This Agreement shall be effective as from its execution date and terminate and be of no further force or effect, except with respect to the provisions set forth in Sections 5 and 6, upon the earlier to occur of (a) the unanimous agreement of the Majority Shareholder and the Minority Shareholder, (b) the contribution of the Shares held by the Minority Shareholder pursuant to Section 4, (c) upon the Minority Shareholder (or its transferees) ceasing to hold Shares and (d) December 19, 2022.

(t)                                     Construction.  Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation”, (vi) each defined term has its defined meaning throughout this Agreement, whether the definition of such term appears before or after such term is used, and (vii) the word “or” shall be disjunctive but not exclusive.

(i)                         References to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(ii)                      References to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(iii)                   All references to “$” or “dollars” shall be to the lawful currency of the United States.

(iv)                  All references to “€” or “Euros” shall be to the lawful currency of European Union.

SECTION 7.                         DEFINITIONS

As used in this Agreement, the following terms have the following meanings:

“Affiliate” means with respect to a specified Person, any Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person.  As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Bylaws” means the by-laws (statuts) of the Company, as amended from time to time.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in Paris, France are permitted or obligated by applicable Legal Requirement to be closed.

“Call Option Exercise Period” means the period starting on December 16th, 2018 (included) to December 31st, 2018 (included).

“Call Option Expiration Date” means December 31st, 2018 at 11:59pm (Paris, time).

“Cash Consideration has the meaning ascribed to it in Section 4.4.

“Company Charter” means the certificate of incorporation (extrait K-bis) of the Company as amended from time to time.

“Company Sale” means (i) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from the Shareholders shares representing more than fifty percent (50%) of the outstanding voting power of the Company; or (ii) a merger or consolidation in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation.

“ Consideration Certificate” as the meaning ascribed to it in the Contribution Agreement.

“Company Constitutional Documents” means the Company Charter and the Bylaws, as amended from time to time.

“Contribution Agreement” means that Share Sale and Contribution Agreement by and among the Majority Shareholder, the Company, the shareholders of the Company listed therein, the Manager (as defined therein), the Contributing Holder Representative (as defined therein) and Eumedix (as defined therein) dated as of December 19, 2017.

“Escrow” means the Company or any bank of national standing who would accept to receive the relevant funds in escrow in accordance with the terms hereof.

“Financing Condition” has the meaning ascribed to it in Section 4.

“Majority Shareholder Capital Stock” means the Majority Shareholder Common Shares and the Majority Shareholder Preferred Stock.

“Majority Shareholder Certificate of Incorporation” means that certain Amended and Restated Certificate of Incorporation of Majority Shareholder filed with the Secretary of State of the State of Delaware, as may be amended from time to time.

“Majority Shareholder Common Shares” means the Majority Shareholder Common Stock and the Majority Shareholder Class Common-1 Stock.

“Majority Shareholder Common Stock” means the Common Stock of Majority Shareholder, $0.001 per share.

“Majority Shareholder Investors’ Rights Agreement” means that certain Second Amended and Restated Investors’ Rights Agreement dated as of the closing date of the Share Purchase by and among Majority Shareholder and the holders of Majority Shareholder Capital Stock party thereto, as amended.

“Majority Shareholder Preferred Stock” means the Majority Shareholder Series A Preferred Stock, the Majority Shareholder Series A-1 Preferred Stock, the Majority Shareholder Series B Preferred Stock, and the Majority Shareholder Series B-1 Preferred Stock.

“Majority Shareholder ROFR Agreement” means that certain Second Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of the closing date of the Share Purchase by and among Majority Shareholder and the holders of Majority Shareholder Capital Stock party thereto, as amended.

“Majority Shareholder Sale” means (i) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from the shareholders of the Majority Shareholder shares representing more than fifty percent (50%) of the outstanding voting power of the Majority Shareholder; or (ii) a merger or consolidation in which the Majority Shareholder is a constituent party or a subsidiary of the Majority Shareholder is a constituent party and the Majority Shareholder issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Majority Shareholder or a subsidiary in which the shares of capital stock of the Majority Shareholder outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation.

“Majority Shareholder Series A Preferred Stock” means the Series A Preferred Stock of Majority Shareholder, par value $0.001 per share.

“Majority Shareholder Series A-1 Preferred Stock” means the Series A-1 Preferred Stock of Majority Shareholder, par value $0.001 per share.

“Majority Shareholder Series B Preferred Stock” means the Series B Preferred Stock of Majority Shareholder, par value $0.001 per share.

“Majority Shareholder Series B-1 Preferred Stock” means the Series B-1 Preferred Stock of Majority Shareholder, par value $0.001 per share.

“Majority Shareholder Voting Agreement” means that certain Second Amended and Voting Agreement dated as of the closing date of the Share Purchase by and among Majority Shareholder and the holders of Majority Shareholder Capital Stock party thereto, as amended.

“Necessary Action” means, with respect to a specified result, all actions (to the extent permitted by applicable law) necessary to cause such result, including (i) voting or providing written consent or proxy with respect to any Shares, (ii) calling and attending meetings in person or by proxy for purposes of obtaining a quorum and causing the adoption of Shareholders’ resolutions and amendments to the Company Constitutional Documents, (iii) executing agreements and instruments and (iv) making, or causing to be made, all filings, registrations or similar actions that are required to achieve such result.

“Person” includes any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

“Put Option Exercise Period” means the period starting on December 1st, 2018 (included) to December 15th, 2018 (included).

“Put Option Expiration Date” means December 15th, 2018 at 11:59pm (Paris, time).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations in effect thereunder.

“Shares” means the shares (actions) issued or to be issued by the Company irrespective of their class or category.  For the avoidance of doubt, “Shares” shall include all Shares issued to a Shareholder on or after the date hereof, which such Shares shall be subject to the rights and restrictions set forth in this Agreement.

“Share Consideration has the meaning ascribed to it in Section 4.4.

“Subsidiary” or “Subsidiaries” of any Person means any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Person), owns, directly or indirectly, 50% or more of the stock or other equity interests which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Transfer” any transaction resulting or which may result at a later date (e.g., the granting of a put or call option or a pledge) in a transfer of ownership of Shares (propriété, nue-propriété ou usufruit) for any reason whatsoever (including but not limited to sales, gratuities, contributions, partial contributions of assets, mergers, de-mergers, transfers as a result of death or any combination of these methods of transfer of ownership).

“Triggering Sale” means the Company Sale or the Majority Shareholder Sale.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have executed this Shareholders Agreement as of the date first above written.

COMPANY represented by:

/s/ Julia C. Owens

Name: Millendo Therapeutics Inc.,
itself represented by:
Name: Julia C. Owens
Title: CEO

[Signature Page to Shareholders Agreement]

MAJORITY SHAREHOLDER represented by:

By:	/s/ Julia C. Owens
Name: Julia Owens
Title: President & CEO

[Signature Page to Shareholders Agreement]

MINORITY SHAREHOLDER represented by:

/s/ Thierry Abribat
Name: Thierry Abribat

[Signature Page to Shareholders Agreement]

EXHIBIT A

ADHERENCE ACT
TO THE
SHAREHOLDERS AGREEMENT

By execution of this signature page,                                      hereby agrees, effective as of         , to become a party to, be bound by the obligations of and receive the benefits of that certain Shareholders Agreement, dated as of               , as amended from time to time, by and among [Company Name], a [state] [corporation] and the other Parties named therein and shall be deemed to be a “[Shareholder / Minority Shareholder]” for all purposes thereunder.

By:
Name:
Title:

Notice Address:

Accepted:
[COMPANY NAME]
By:
Name:
Title

[SHAREHOLDER NAME]
By:
Name:
Title

[SHAREHOLDER NAME]
By:
Name:
Title